Exhibit 99.1

Ability Inc. Announces Receipt of Delisting Notification Letter From Nasdaq

TEL AVIV, ISRAEL, November 8, 2019 / GLOBE NEWSWIRE / Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that on November 6, 2019, it received a determination letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that it did not comply with the Listing Rule 5550(b) (the “Equity Rule”) for continued listing on the Nasdaq Capital Market, which requires the Company to have a minimum of $2,500,000 in stockholders’ equity or market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the Nasdaq Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. As previously disclosed, on December 11, 2018, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with the Equity Rule (the “Compliance Letter”).

The Letter states that since the Company is out of compliance with the Equity Rule within one year of the Compliance Letter, the Staff cannot allow the Company to submit a plan of compliance. As a result, unless the Company requests an appeal of the Staff’s determination by requesting a hearing before a Panel before 4:00 p.m. Eastern Time on November 13, 2019, trading of Company’s ordinary shares will be suspended at the opening of business on November 15, 2019, and a Form 25-NSE will be filed with the Securities and Exchange Commission which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request an appeal hearing with the Panel by November 13, 2019, to review the delisting determination. Upon Nasdaq’s receipt of a timely hearing request by the Company, it will ‘stay’ the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

There can be no assurance that the Panel will grant the Company’s request for continued listing, or that the Company will meet the Equity Rule during any compliance period or in the future, or otherwise meet Nasdaq compliance standards, or that Nasdaq will grant the Company any relief from delisting as necessary, or that the Company will be able to ultimately meet applicable Nasdaq requirements for any such relief.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994. ACSI provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. ACSI has sold to governments and government agencies in over 50 countries. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including Ultimate Interceptor (ULIN), which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin
CFO
+972-3-6879777
avi@ability.co.il